

January 20, 2011

John Jurasin
Chief Executive Officer
Radiant Oil & Gas, Inc.
9700 Richmond Ave., Suite 124
Houston, TX 77042

  Re: Radiant Oil & Gas, Inc.
    Form 8-K
    Filed August 16, 2010, as amended January 14, 2011
    File No. 0-24688

Dear Mr. Jurasin:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        /s/ Kathleen Krebs for
        Larry Spirgel
        Assistant Director